UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. 15)

                Mirage Resorts, Incorporated
                      (Name of Issuer)

           Common Stock, Par Value $.004 Per Share
               (Title of Class of Securities)

                         60462E 10 4
                       (CUSIP Number)

                Peter C. Walsh (702) 792-4868
                Mirage Resorts, Incorporated
    3260 South Industrial Road, Las Vegas, Nevada  89109
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                       June 17, 1999
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60462E 10 4

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Stephen A. Wynn, ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)[]  (b)[]

3    SEC USE ONLY

4    SOURCE OF FUNDS

          Not Applicable.

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        []

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

     7    SOLE VOTING POWER
          23,877,986

     8    SHARED VOTING POWER
          -0-

     9    SOLE DISPOSITIVE POWER
          23,877,986

     10   SHARED DISPOSITIVE POWER
          -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          23,877,986

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                      [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.3%

14   TYPE OF REPORTING PERSON
          IN

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

This Amendment No. 15 amends and supplements the Schedule

13D, as most recently amended by Amendment No. 14 thereto

dated August 10, 1998 (the "Schedule 13D"), of Stephen A. Wynn

(the "Reporting Person") with respect to the Common Stock,

$.004 par value (the "Common Stock"), of Mirage Resorts,

Incorporated, a Nevada corporation (the "Issuer").  All

information in this Amendment No. 15 has been adjusted to

give retroactive effect to a two-for-one split of the Common

Stock which became effective on June 17, 1996.

Item 5.   Interest in Securities of the Issuer.

          Paragraphs (a) and (c) of the Schedule 13D are

          hereby amended as follows:

               (a)  On the date hereof, the Reporting Person

          beneficially owns 23,877,986 shares of Common

          Stock (including 13,215,822 shares which he has

          the right to acquire upon the exercise of employee

          stock options which are currently exercisable or

          become exercisable within 60 days from the date

          hereof), constituting an aggregate of approximately

          11.3% of the sum of the 198,797,001 shares of Common

          Stock outstanding at May 31, 1999 plus the 13,215,822

          shares that the Reporting Person has the right to

          acquire.  Such 23,877,986 shares do not include

          252,990 shares of Common Stock beneficially owned by

          Elaine P. Wynn, the Reporting Person's wife, as

          separate property, as to which shares the

          Reporting Person disclaims beneficial ownership.

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

               (c)  On August 16, 1995, the Stock Option

          Committee of the Board of Directors of the Issuer

          granted the Reporting Person a non-qualified stock

          option (the "Original Option"), pursuant to the

          the Issuer's 1993 Stock Option and Stock Appreciation

          Rights Plan, to purchase 2,000,000 shares of Common

          Stock at an exercise price of $16.1875 per share.  The

          Original Option became exercisable in cumulative 20%

          annual installments commencing on August 16, 1996

          and had an expiration date of August 16, 2005.  On

          December 13, 1998, the Reporting Person surrendered

          the Original Option in exchange for the grant of a

          new non-qualified stock option (the "Replacement

          Option"), pursuant to the Issuer's 1995 Stock Option and

          Stock Appreciation Rights Plan, to purchase 1,832,278

          shares of Common Stock at an exercise price of $14.375

          per share, the market price of the Common Stock on the

          date of grant.  The Replacement Option has the same

          vesting schedule as the Original Option (i.e., the

          Replacement Option is currently exercisable as to 60%

          of the shares and the balance is exercisable in equal

          installments on August 16, 1999 and August 16, 2000)

          and the same expiration date.  The shares of Common

          Stock reported herein as being beneficially owned by

          the Reporting Person include the 366,455 shares subject

          to the Replacement Option which become exercisable on

          August 16, 1999.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          The information set forth in Paragraph 5(c) of this

          Amendment No. 15 is incorporated herein by reference.

          The agreement pursuant to which the Original Option

          was granted, and the memorandum confirming the grant

          of the Replacement Option, are filed as exhibits to

          this Amendment No. 15.

Item 7.   Material to Be Filed as Exhibits.

          1. 1993 Non-Qualified Stock Option Agreement between the Issuer and the Reporting Person. Incorporated by reference to Exhibit 1 to Amendment No. 10 to the Schedule 13G, dated June 19, 1996.

          2. Memorandum dated January 8, 1999 confirming grant of Replacement Option.

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

                          SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 18, 1999
                                             STEPHEN A. WYNN
                                           ___________________
                                             STEPHEN A. WYNN







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